Exhibit 99.1

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

September 30, 2022

Report on Review of Interim Condensed Consolidated Financial Information

To the Shareholders and Management of

StoneCo Ltd

Introduction

We have reviewed the accompanying interim condensed consolidated financial statements of StoneCo Ltd (the “Company”) as at September 30, 2022 which comprise the interim condensed consolidated statement of financial position as at September 30, 2022 and the related interim condensed consolidated statements of profit or loss, of other comprehensive income, changes in equity and cash flows for the three and nine-month period then ended and explanatory notes.

Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

São Paulo, November 11, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of September 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	September 30, 2022	December 31, 2021 (Recasted)
Assets
Current assets
Cash and cash equivalents	4	2,343,160	4,495,645
Short-term investments	5	2,716,078	1,993,037
Financial assets from banking solution	20.5	3,074,062	2,346,474
Accounts receivable from card issuers	6	18,842,231	19,286,590
Trade accounts receivable	7	469,126	886,126
Recoverable taxes		144,281	214,837
Prepaid expenses		108,979	169,555
Derivative financial instruments	20	51,430	219,324
Other assets		250,384	332,864
		27,999,731	29,944,452
Non-current assets
Trade accounts receivable	7	38,685	59,595
Accounts receivable from card issuers	6	45,312	-
Receivables from related parties	13.2	5,966	4,720
Deferred tax assets	8.2	742,621	580,492
Prepaid expenses		127,847	214,092
Other assets		124,272	141,693
Long-term investments	5	329,787	1,238,476
Investment in associates		73,403	66,454
Property and equipment	9.1	1,642,821	1,569,520
Intangible assets	10.1	8,598,867	8,277,518
		11,729,581	12,152,560

Total assets		39,729,312	42,097,012

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of September 30, 2022 and December 31, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	September 30, 2022	December 31, 2021 (Recasted)
Liabilities and equity
Current liabilities
Deposits from banking customers	20.5	2,944,729	2,201,861
Accounts payable to clients	11	14,760,293	15,723,331
Trade accounts payable		459,641	372,547
Loans and financing	12	1,833,898	2,578,755
Obligations to FIDC quota holders	12	666,836	1,294,806
Labor and social security liabilities		466,110	273,347
Taxes payable		303,145	176,453
Derivative financial instruments	20	250,066	23,244
Other liabilities		385,472	145,501
		22,070,190	22,789,845
Non-current liabilities
Accounts payable to clients		19,162	3,171
Loans and financing	12	2,827,996	3,556,460
Obligations to FIDC quota holders	12	625,000	932,368
Deferred tax liabilities	8.2	578,871	629,911
Provision for contingencies	14	198,914	181,849
Labor and social security liabilities		27,193	32,749
Other liabilities		619,700	343,439
		4,896,836	5,679,947

Total liabilities		26,967,026	28,469,792

Equity	15
Issued capital	15.1	76	76
Capital reserve	15.2	13,659,178	14,541,132
Treasury shares	15.3	(69,085)	(1,065,184)
Other comprehensive income		(405,336)	(35,792)
Retained earnings (accumulated losses)		(502,050)	96,214
Equity attributable to owners of the parent		12,682,783	13,536,446
Non-controlling interests		79,503	90,774
Total equity		12,762,286	13,627,220

Total liabilities and equity		39,729,312	42,097,012

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the nine and three months ended September 30, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30,		Three months ended September 30,
	Notes	2022	2021	2022	2021

Net revenue from transaction activities and other services	17	1,839,593	1,114,181	677,779	436,707
Net revenue from subscription services and equipment rental	17	1,296,349	663,809	426,358	370,972
Financial income	17	3,306,383	1,016,517	1,251,640	607,708
Other financial income	17	440,522	156,230	152,667	54,251
Total revenue and income		6,882,847	2,950,737	2,508,444	1,469,638

Cost of services		(1,971,796)	(1,067,699)	(671,258)	(525,614)
Administrative expenses		(794,198)	(599,214)	(283,929)	(359,762)
Selling expenses		(1,105,094)	(694,143)	(385,430)	(308,223)
Financial expenses, net		(2,603,226)	(580,843)	(940,268)	(330,745)
Mark-to-market on equity securities designated at FVPL		(738,574)	(500,011)	111,505	(1,341,178)
Other income (expenses), net		(193,452)	(134,793)	(91,310)	(29,105)
	18	(7,406,340)	(3,576,703)	(2,260,690)	(2,894,627)

Loss on investment in associates		(3,244)	(9,211)	(1,243)	(2,793)
Profit (loss) before income taxes		(526,737)	(635,177)	246,511	(1,427,782)

Current income tax and social contribution	8.1	(246,157)	(127,173)	(93,803)	(42,605)
Deferred income tax and social contribution	8.1	167,663	186,455	44,359	210,173
Net income (loss) for the period		(605,231)	(575,895)	197,067	(1,260,214)

Net income (loss) attributable to:
Owners of the parent		(598,264)	(564,195)	202,350	(1,251,707)
Non-controlling interests		(6,967)	(11,700)	(5,283)	(8,507)
		(605,231)	(575,895)	197,067	(1,260,214)
Earnings (loss) per share
Basic earnings (loss) per share for the period attributable to owners of the parent (in Brazilian Reais)	16	(R$ 1.92)	(R$ 1.83)	R$ 0.65	(R$ 4.05)
Diluted earnings (loss) per share for the period attributable to owners of the parent (in Brazilian Reais)	16	(R$ 1.92)	(R$ 1.83)	R$ 0.62	(R$ 4.05)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Consolidated interim statement of other comprehensive income

For the nine and three months ended September 30, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30,		Three months ended September 30,
	Notes	2022	2021	2022	2021

Net income (loss) for the period		(605,231)	(575,895)	197,067	(1,260,214)
Other comprehensive income
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(113,097)	(92,278)	(57,308)	(47,809)
Exchange differences on translation of foreign operations		(21,307)	5,404	(4,218)	4,597
Changes in the fair value of cash flow hedge - bond hedge	20.4	(235,767)	899	(60,660)	(61)
Unrealized loss on cash flow hedge - highly probable future imports		-	1,512	-	-
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Effects IAS 29 in hyperinflationary economies		3,633	1,043	1,646	1,043
Changes in the fair value of equity instruments designated at fair value through other comprehensive income		(6,432)	213,753	(5,087)	5,922
Other comprehensive income (loss) for the period, net of tax		(372,970)	130,333	(125,627)	(36,308)

Total comprehensive income (loss) for the period, net of tax		(978,201)	(445,562)	71,440	(1,296,522)

Total comprehensive income (loss) attributable to:
Owners of the parent		(967,808)	(436,013)	78,616	(1,290,087)
Non-controlling interests		(10,393)	(9,549)	(7,176)	(6,435)
		(978,201)	(445,562)	71,440	(1,296,522)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the nine months ended September 30, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings (accumulated losses)	Total	Non-controlling interest	Total
Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Net income (loss) for the period		-	-	-	-	-	-	-	-	(564,195)	(564,195)	(11,700)	(575,895)
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	128,182	-	128,182	2,151	130,333
Total comprehensive income		-	-	-	-	-	-	-	128,182	(564,195)	(436,013)	(9,549)	(445,562)
Share-based payments		-	-	-	-	91,889	91,889	-	-	-	91,889	31	91,920
Issuance of shares for purchased non-controlling interests		1	516,891	(208,481)	-	-	308,410	-	-	-	308,411	(77,911)	230,500
Issuance of shares for business acquisition		-	-	629,260	-	-	629,260	-	-	-	629,260	-	629,260
Trasaction costs from subsidiaries		-	-	(23,848)	-	-	(23,848)	-	-	-	(23,848)	-	(23,848)
Repurchase of shares		-	-	-	-	-	-	(988,824)	-	-	(988,824)	-	(988,824)
Non-controlling interests arising on a business combination		-	-	-	-	-	-	-	-	-	-	36,337	36,337
Sales subsidiaries		-	-	-	-	-	-	-	-	-	-	(1,219)	(1,219)
Dividends paid		-	-	-	-	-	-	-	-	-	-	(1,651)	(1,651)
Cash proceeds from noncontrolling interest		-	-	-	-	-	-	-	-	-	-	893	893
Others		-	-	-	-	-	-	-	-	-	-	10	10
Balance as of September 30, 2021		76	13,824,476	310,448	61,127	289,382	14,485,433	(1,065,184)	123,180	890,832	14,434,337	85,504	14,519,841

Balance as of December 31, 2021 (Recasted)		76	13,825,325	299,701	61,127	354,979	14,541,132	(1,065,184)	(35,792)	96,214	13,536,446	90,774	13,627,220
Net income (loss) for the period		-	-	-	-	-	-	-	-	(598,264)	(598,264)	(6,967)	(605,231)
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	(369,544)	-	(369,544)	(3,426)	(372,970)
Total comprehensive income		-	-	-	-	-	-	-	(369,544)	(598,264)	(967,808)	(10,393)	(978,201)
Treasury shares - Delivered on business combination and sold		-	-	(703,656)	-	-	(703,656)	873,520	-	-	169,864	-	169,864
Equity transaction related to put options over non-controlling interest		-	-	-	-	(178,110)	(178,110)	-	-	-	(178,110)	3,904	(174,206)
Share-based payments		-	-	(34,315)	-	41,025	6,710	122,579	-	-	129,289	33	129,322
Equity transaction with non-controlling interests		-	-	(6,898)	-	-	(6,898)	-	-	-	(6,898)	(2,829)	(9,727)
Non-controlling interests arising on a business combination		-	-	-	-	-	-	-	-	-	-	114	114
Dividends paid		-	-	-	-	-	-	-	-	-	-	(2,101)	(2,101)
Others		-	-	-	-	-	-	-	-	-	-	1	1
Balance as of September 30, 2022		76	13,825,325	(445,168)	61,127	217,894	13,659,178	(69,085)	(405,336)	(502,050)	12,682,783	79,503	12,762,286

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the nine months ended September 30, 2022 and 2021

(In thousands of Brazilian Reais, unless otherwise stated)

		Nine months ended September 30,
	Notes	2022	2021
Operating activities
Net income (loss) for the period		(605,231)	(575,895)
Adjustments to reconcile net income (loss) for the period to net cash flows:
Depreciation and amortization	9.2	585,568	395,790
Deferred income tax and social contribution	8.1	(167,663)	(186,455)
Loss on investment in associates		3,244	9,211
Interest, monetary and exchange variations, net		(359,917)	(643,187)
Provision for contingencies	14	8,371	4,759
Share-based payments expense		129,322	91,920
Allowance for expected credit losses		75,225	39,376
Loss on disposal of property, equipment and intangible assets	21.4	25,401	84,186
Effect of applying hyperinflation		2,476	1,273
Loss on sale of subsidiary		-	12,746
Fair value adjustment in financial instruments at FVPL		1,120,842	1,642,737
Fair value adjustment in derivatives		168,431	85,404
Remeasurement of previously held interest in subsidiary acquired		-	(15,848)
Working capital adjustments:
Accounts receivable from card issuers		2,007,596	(2,423,373)
Receivables from related parties		15,343	(425)
Recoverable taxes		(95,617)	(71,203)
Prepaid expenses		146,821	(274,350)
Trade accounts receivable, banking solutions and other assets		625,531	(37,780)
Accounts payable to clients		(4,180,975)	3,878,406
Taxes payable		443,440	123,288
Labor and social security liabilities		184,163	28,759
Provision for contingencies		(5,125)	(7,875)
Trade accounts payable and other liabilities		239,490	239
Interest paid		(324,923)	(180,864)
Interest income received, net of costs		1,452,940	1,121,719
Income tax paid		(154,111)	(90,642)
Net cash (used in) / provided by in operating activities		1,340,642	3,011,916

Investing activities
Purchases of property and equipment		(352,622)	(611,002)
Purchases and development of intangible assets		(215,305)	(139,958)
Acquisition of subsidiary, net of cash acquired		(69,836)	(4,737,410)
Sale of subsidiary, net of cash disposed of		-	(35)
Proceeds from (acquisition of) short-term investments, net		(557,032)	5,078,290
Acquisition of equity securities		(15,000)	(2,480,003)
Disposal of short- and long-term investments – equity securities		183,518	209,324
Proceeds from the disposal of non-current assets		23,074	(1,316)
Acquisition of interest in associates		(34,872)	(41,459)
Net cash used in investing activities		(1,038,075)	(2,723,569)

Financing activities
Proceeds from borrowings	12	3,249,986	5,985,408
Payment of borrowings		(4,741,693)	(3,089,382)
Payment to FIDC quota holders		(937,500)	(2,353,300)
Proceeds from FIDC quota holders		-	584,191
Payment of leases	12	(80,151)	(62,824)
Repurchase of own shares		53,406	(988,824)
Acquisition of non-controlling interests		(1,020)	(900)
Transaction with non-controlling interests		-	230,500
Dividends paid to non-controlling interests		(2,101)	(1,651)
Cash proceeds from non-controlling interest		-	893
Net cash provided by financing activities		(2,459,073)	304,111

Effect of foreign exchange on cash and cash equivalents		4,021	2,444
Change in cash and cash equivalents		(2,152,485)	594,902

Cash and cash equivalents at beginning of period	4	4,495,645	2,446,990
Cash and cash equivalents at end of period	4	2,343,160	3,041,892
Change in cash and cash equivalents		(2,152,485)	594,902

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place 103 South Church Street.

The Company is controlled by HR Holdings, LLC, which owns 45.6% of voting power, whose ultimates parents are an investment fund, the VCK Investment Fund Limited SAC A, and a trust duly organized, Old Bridges Trust, each one owned by the co-founders of the Company. The individual Company’s shares are publicly traded on Nasdaq (under the ticker STNE) and depositary receipts (BDRs) representing the Company´s shares are traded on the São Paulo exchange (B3 under the ticker STOC31).

On June 1, 2022, the Company announced the intention to submit to the Brazilian Central Bank, regarding the Company´s subsidiaries Stone Instituição de Pagamento S.A. and Stone Sociedade de Crédito Direto S.A., a technical requirement of change of control regarding the corporate restructuring involving the conversion of Eduardo Pontes interests in Company´s Class B super-voting shares (which are currently held indirectly through holding companies) into Class A shares directly owned by his family vehicles. As a result of the detachment of Eduardo Pontes from HR Holdings and consequently the conversion of his original Super Voting Class B to Regular Voting Class A shares, the two co-Founders of the Company would collectively and individually have less than 50% of the voting power. The implementation of such corporate restructuring is still pending of the Brazilian Central Bank approval.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the nine months ended September 30, 2022 and 2021 were approved by the Audit Committee on November 11, 2022.

1.1.	Recasted financial statements

The purchase price allocation was concluded by the Group for SimplesVet and VHSYS acquisitions on March 31, 2022 for Linx acquisition on June 30, 2022 and for Collact and Trampolin acquisitons on September 30, 2022 (see details in Note 22.2). Therefore, retrospective adjustments were made in the statement of financial position as of December 31, 2021 in accordance with IFRS 3.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

There were no impacts in the statement of profit or loss for the comparative period of nine months ended September 30, 2021. The revised lines in the Statement of financial position are the follows:

	December 31, 2021 (As previously presented)	Adjustments	December 31, 2021 (Recasted)
Assets
Current assets
Recoverable taxes (a)	230,558	(15,721)	214,837
Total current assets	29,960,173	(15,721)	29,944,452
Non-current assets
Deferred tax assets (b)	431,755	148,737	580,492
Intangible assets (c)	8,370,313	(92,795)	8,277,518
Total non-current assets	12,096,618	55,942	12,152,560
Total assets	42,056,791	40,221	42,097,012

Liabilities and equity
Non-current liabilities
Deferred tax liabilities (b)	617,445	12,466	629,911
Other liabilities (d)	348,458	(5,019)	343,439
Total non-current liabilities	5,672,500	7,447	5,679,947
Total liabilities	28,462,345	7,447	28,469,792
Equity
Capital reserve (e)	14,516,767	24,365	14,541,132
Equity attributable to owners of the parent	13,512,081	24,365	13,536,446
Non-controlling interests (f)	82,365	8,409	90,774
Total equity	13,594,446	32,774	13,627,220
Total liabilities and equity	42,056,791	40,221	42,097,012

(a)	The recoverability of tax credits previously recognized by Linx was reviewed by the Group.

(b)	The Group identified deferred tax liabilities over tax amortization of goodwill previously recognized by Linx due to past business combinations. These amounts were derecognized on the consolidated financial statements due to acquisition of Linx by the Group. A deferred tax asset related to the tax benefit over the remaining fiscal amortization of goodwill was recognized. Additionally, the deferred tax liabilities over identified intangible assets were reviewed.

(c)	The adjustments refer mainly to the goodwill impacted by the items (a) and (b) described above and a fair value of non-compete agreement signed with the Linx founders. Minor impacts refer to reviewed assessment of customer relationship, software, and trademarks and patents identified in the business combinations with SimplesVet, VHSYS, Trampolin, Collact and Linx.

(d)	The adjustments refer mainly to reviewed contingent consideration of SimplesVet and Trampolin.

(e)	The adjustments refer to the contingent consideration in the form of equity instruments originated from a non-compete agreement signed with the Linx founders.

(f)	The adjustments refer to the fair value of non-controlling interests in SimplesVet and VHSYS over the adjustments described in the item (c) above.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

		% of Group's equity interest
Entity name	Principal activities	September 30, 2022	December 31, 2021
Stone Instituição de Pagamento S.A. (“Stone Pagamentos”)	Merchant acquiring	100.00	100.00
MNLT S.A. (“MNLT”)	Merchant acquiring	100.00	100.00
Pagar.me Instituição de Pagamento S.A. (“Pagar.me”)	Merchant acquiring	100.00	100.00
PDCA S.A. (“PDCA”) (a)	Merchant acquiring	100.00	100.00
Stone Cartões Instituição de Pagamento S.A. (“Stone Cartões”)	Merchant acquiring	100.00	100.00
Linx Pay Meios de Pagamento Ltda. (“Linx Pay”)	Merchant acquiring	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Financial services	100.00	100.00
TAG Tecnologia para o Sistema Financeiro S.A.	Financial assets register	100.00	100.00
MAV Participações S.A. (“MVarandas”) (b)	Technology services	—	100.00
MLabs Software S.A. (“MLabs”)	Technology services	51.50	51.50
Equals S.A. (“Equals”)	Technology services	100.00	100.00
Questor Sistemas S.A (“Questor”)	Technology services	50.00	50.00
Sponte Informática S.A (“Sponte”) (c)	Technology services	100.00	90.00
SimplesVet Tecnologia S.A. (“SimplesVet”) (Note 22.2)	Technology services	50.00	50.00
VHSYS Sistema de Gestão S.A. (“VHSYS”) (Note 22.2)	Technology services	50.00	50.00
Trampolin Pagamentos S.A. (“Trampolin”)	Technology services	100.00	100.00
Linx S.A. (“Linx”) (Note 22.2)	Technology services	100.00	100.00
Linx Sistemas e Consultoria Ltda. (“Linx Sistemas”)	Technology services	100.00	100.00
Linx Telecomunicações Ltda.	Technology services	100.00	100.00
Napse S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Napse Uruguay SAS (“Napse Group”) (d)	Technology services	100.00	—
Sociedad Ingenería de Sistemas Napse I.T. de Chile Limitada (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT Peru S.R.L. (“Napse Group”)	Technology services	100.00	100.00
Synthesis Holding LLC. (“Napse Group”)	Technology services	100.00	100.00
Synthesis US LLC (“Napse Group”)	Technology services	100.00	100.00
Retail Americas Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Synthesis IT de México Sociedad de Responsabilidad Limitada de Capital Variable (“Napse Group”)	Technology services	100.00	100.00
Mercadapp Soluções em Software Ltda (e)	Technology services	—	100.00
Hiper Software S.A.	Technology services	100.00	100.00
Reclame Aqui LLC (“Reclame Aqui Group”) (Note 22.1)	Technology services	50.00	—
Obvio Brasil Software e Serviços S.A (“Reclame Aqui Group”) (Note 22.1)	Technology services	50.00	—
O Mediador Tecnologia da Informação S/S Ltda (“Reclame Aqui Group”) (Note 22.1)	Technology services	50.00	—
Reclame Aqui Marcas e Serviços Ltda (“Reclame Aqui Group”) (Note 22.1)	Technology services	50.00	—
Thirdlevel Soluções de Internet S.A. (“Plugg.To”) (Note 22.1)	Technology services	100.00	—
Hubcount Tecnologia S.A (“Hubcount”) (Note 22.1) (f)	Technology services	37.50	—
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Credit bureau services	53.05	53.05
Creditinfo ECCU Ltd (“Creditinfo Caribbean”) (e)	Credit bureau services	53.05	—
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Processing card transactions	100.00	100.00
Buy4 Sub LLC	Cloud store card transactions	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Insurance services	100.00	100.00
Stone Seguros S.A. (“Stone Seguros”)	Insurance services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Health services	100.00	100.00
Vitta Serviços em Saúde Ltda. (“Vitta Group”)	Health services	100.00	100.00
Vitta Saúde Administradora de Benefícios Ltda. (“Vitta Group”)	Health services	100.00	100.00
StoneCo Pagamentos UK Ltd.	Service provider	100.00	100.00
Stone Logística Ltda.	Logistic services	100.00	100.00
Collact Serviços Digitais S.A. (“Collact”) (g)	Customer relationship management	—	100.00
Stone Franchising Ltda.	Franchising management	100.00	100.00
Cappta S.A. (“Cappta”)	Electronic fund transfer	58.48	58.48
Ametista Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Esmeralda Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Diamante Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
Safira Serviços Digitais Ltda.	Electronic fund transfer	100.00	100.00
TAPSO FIDC (“FIDC TAPSO”)	Investment fund	100.00	100.00
TAPSO II FIDC (“FIDC TAPSO II”)	Investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Investment fund	100.00	100.00
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Investment fund	100.00	100.00
Retail Renda Fixa Crédito Privado Fundo de Investimento (“Retail Renda Fixa”)	Investment fund	100.00	100.00
MPB Capital LLC	Investment company	100.00	100.00
DLP Capital LLC	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Holding company	100.00	100.00
Reclame Aqui Holding Ltd. (Note 22.1)	Holding company	50.00	—
STNE Participações S.A.	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A.	Holding company	100.00	100.00
VittaPar LLC. (“Vitta Group”)	Holding company	100.00	100.00
StoneCo CI Ltd	Holding company	53.05	53.05

(a)	The equity stake previously held by Stone Pagamentos on PDCA was sold to Pagar.me on September 16, 2022.

(b)	MVarandas was merged into Linx Sistemas on April 1, 2022.

(c)	STNE Participações S.A. acquired the remaining shares of Sponte on September 20, 2022.

(d)	Creditinfo ECCU Ltd has started its operation in March 22 and Napse Uruguay SAS were created on February 8, 2022.

(e)	Mercadapp was merged into Linx Sistemas on January 1, 2022.

(f)	STNE has a 50% equity in Questor and, on August 31, 2022. Questor acquired a 75% equity interest in Hubcount Tecnologia S.A. ("Hubcount").

(g)	Collact was merged into Stone Pagamentos on January 1, 2022.

PDCA was merged into Pagar.me on October 18, 2022, and Plugg.To was merged into Linx Sistemas on November 3, 2022.

The Group holds options (call options) to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 46,460 were recorded in the consolidated statement of financial position as of September 30, 2022 as an asset under Derivative financial instruments (2021 – R$ 9,044).

The Group also issued put options over Reclame Aqui’s non-controlling interests. The Company does not have a present ownership interest in the shares held by non-controlling shareholders, so the Group has elected as accounting policy for such put options to derecognize the non-controlling interests at each reporting date as if it was acquired at that date and recognize a financial liability at the present value of the amount payable on exercise of the non-controlling interests put option. The difference between the amount recognized as financial liability and the non-controlling interests derecognized at each period is recognized as an equity transaction. The amount of R$ 257,671 was recorded in the consolidated statement of financial position as of September 30, 2022 as a financial liability under Other liabilities (no amounts were recognized in 2021).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

2.2.	Associates

		% of Groups's equity interest
Entity name	Principal activities	September 30, 2022	December 31, 2021
Alpha-Logo Serviços de Informática S.A. (“Tablet Cloud”)	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. (“Trinks”)	Technology services	19.90	19.90
Neostore Desenvolvimento De Programas De Computador S/A (“Neomode”) (a)	Technology services	40.02	-
RH Software S.A. (“RH Software”) (b)	Technology services	20.00	-
APP Sistemas S.A. (“APP”)	Technology services	20.00	20.00
Delivery Much Tecnologia S.A. (“Delivery Much”)	Food delivery marketplace	29.50	29.50

(a)	On July 02, 2021, our subsidiary Linx Sistemas signed an agreement to acquire an equity interest of 40% of the shares of Neostore Desenvolvimento de Programas de Computador SA (“Neomode”), through the execution of an Investment Agreement with the shareholders of Neomode. The acquisition was conditioned to Brazilian Antitrust Authority (“CADE”) approval, which occurred on November 19, 2021. The Group concluded the acquisition on January 07, 2022, through a capital increase of R$ 6,083 and loans conversion in the amount of R$ 875, totalizing a transferred consideration of R$ 6,958.

(b)	On May 02, 2022, the Group acquired a 20% equity interest in RH Software, a private company based in the State of São Paulo, Brazil, for R$ 2,320 through a loan agreement conversion. RH Software develops software directed to dental clinics, with which the Company expects to obtain synergies in its services to clients. The Group also holds a call option to acquire an additional equity interest in the period from 2 to 3 years counted from the date of closing of the agreement, which will allow the Group to acquire an additional 30% equity interest in RH Software.

The Group holds options (call options) to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and no amounts on September 30, 2022 and December 31, 2021 were recorded in the consolidated statement of financial position as an asset under Derivative financial instruments.

3.	Basis of preparation and changes to the Group’s accounting policies and estimates

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the nine months ended September 30, 2022, have been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021.

The accounting policies adopted in this interim reporting period are consistent with those of the previous financial year, except for the policies related to segment information as described in Note 3.2 as follows.

3.2.	Segment information

The information by segment is prepared and disclosed based on internal reports made available to Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), who are considered the chief operating decision-maker (“CODM”) of the Group. Since the first quarter of 2022, in line with the strategy and organizational structure, the Group presents two operating and reportable segments, namely “Financial Services”, “Software”, and presents other activities as “Non allocated activities”. For further details, see Note 23.

3.3.	Estimates

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

The judgements, estimates and assumptions are frequently revised, and any effects are recognized in the revision period and in any future affected periods. The objective of these revisions is mitigating the risk of matter differences between the estimative and effectives results in the future.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2021, with no changes.

4.	Cash and cash equivalents

	September 30, 2022	December 31, 2021

Denominated in R$	2,220,030	4,431,019
Denominated in US$	123,101	64,593
Denominated in other foreign currencies	29	33
	2,343,160	4,495,645

5.	Short and Long-term investments

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 09/30/2022
Bonds (a)	421,284	2,292,542	-	-	2,713,826
Equity securities (b)	-	-	296,622	33,165	329,787
Investment funds (c)	-	2,252	-	-	2,252
	421,284	2,294,794	296,622	33,165	3,045,865

	Short-term		Long-term
	Listed securities	Unlisted securities	Listed securities	Unlisted securities	Balance at 12/31/2021
Bonds (a)	645,826	1,336,344	-	-	1,982,170
Equity securities (b)	-	-	1,215,791	22,685	1,238,476
Investment funds (c)	-	10,867	-	-	10,867
	645,826	1,347,211	1,215,791	22,685	3,231,513

(a)	Comprised of Brazilian Treasury Notes (“LFTs”), structured notes linked to LFTs and corporate bonds in the amount of R$ 94,926, R$ 2,292,542 and R$ 326,358 (2021 – R$ 344,032, R$ 1,336,344 and R$ 301,794) respectively, with maturities greater than three months, indexed to fixed and floating rates. As of September 30, 2022, bonds of listed companies are mainly indexed to fixed rates in USD and hedged to Brazilian reais using Non Deliverable Forwards (NDFs).

(b)	Comprised of ordinary shares of listed and unlisted entities. These assets are measured at fair value, and the Group elected asset by asset the recognition of the changes in fair value of the existing listed and unlisted equity instruments through profit or loss (“FVPL”) or other comprehensive income (“FVOCI”). Fair value of unlisted equity instruments as of September 30, 2022, was determined based on recent negotiations of the securities.

•	Assets at FVPL:

Comprised of Banco Inter´s shares, acquired on June, 2021. The change in fair value of equity securities at FVPL for the nine months period ended September 30, 2022 was a loss of R$ 738,574. In June 2022, the partial sale of shares in the amount of R$180,596 was carried out.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

•	Assets as FVOCI:

On September 30, 2022, comprised mainly of ordinary shares in entities that are not traded in an active market.

The change in fair value of equity securities at FVOCI for the nine months ended September 30, 2022 was R$ (6,432) (December 31, 2021 – R$ 216,466), which was recognized in other comprehensive income.

(c)	Comprised of foreign investment fund shares.

Short-term and long term investments are denominated in Brazilian reais and U.S. dollars.

6.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers and acquirers regarding the transactions of clients with card holders, performed in the ordinary course of business.

	September 30, 2022	December 31, 2021

Accounts receivable from card issuers (a)	18,260,291	18,865,658
Accounts receivable from other acquirers (b)	645,909	436,035
Allowance for expected credit losses	(18,657)	(15,103)
	18,887,543	19,286,590

Current	18,842,231	19,286,590
Non-current	45,312	-

(a)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

As of September 30, 2022, R$ 1,570,469 of the total Accounts receivable from card issuers are held by FIDC AR III (December 31, 2021 — R$ 2,363,476). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders. Accounts receivable from card issuers in the amount of R$ 450,907 (December 31, 2021 – R$ 451,618) guarantee the liability with debentures.

(b)	Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

7.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to subscription services, equipment rental, and loans designated at fair value through profit or loss (“FVPL”).

	September 30, 2022	December 31, 2021

Accounts receivable from subscription services	264,668	232,109
Accounts receivable from equipment rental	138,374	159,771
Loans designated at FVPL (a)	61,424	511,240
Chargeback	48,817	26,783
Receivables from registry operations	41,127	41,449
Services rendered	25,872	13,388
Others	39,981	41,399
Allowance for expected credit losses	(112,452)	(80,418)
	507,811	945,721

Current	469,126	886,126
Non-current	38,685	59,595

(a)	The Group has irrevocably elected to classify loans originated until June 30, 2021 at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III. The Company changed its business model, and therefore, loans originated since July 1, 2021 are valued at amortized cost.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

8.	Income taxes

The Income Tax expense includes results of our operations in all jurisdictions where we operate, including Cayman Island, Brazil, Argentina, among others.

The statutory rate considers the rate of 34%, applicable only to Brazilian entities and consider income taxes and social contribution assessed and paid by legal entity and not on a consolidated basis.

8.1. Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates of 34% for the nine months ended September 30, 2022 and 2021:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Profit (loss) before income taxes	(526,737)	(635,177)	246,511	(1,427,782)
Brazilian statutory rate	34%	34%	34%	34%
Tax benefit/(expense) at the statutory rate	179,091	215,960	(83,814)	485,446

Additions (exclusions):
Effect of tax rates different than statutory - Mark-to-market on equity securities designated at FVPL	(251,115)	(170,004)	37,912	-
Effect rates different than statutory	23,077	5,538	(2,197)	(341,826)
Other permanent differences	(3,151)	12,759	7,419	5,853
Equity pickup on associates	(1,103)	(3,132)	(423)	(950)
Unrecorded deferred taxes	(29,358)	(34,534)	(6,819)	(2,576)
Use of tax losses previously unrecorded	755	-	567	-
Interest payments on net equity	-	5,932	-	-
R&D Tax Benefits	2,343	4,687	(2,321)	175
Previously unrecognized on deferred income tax (temporary and tax losses)	-	21,506	-	21,506
Other tax incentives	967	570	232	(60)
Total income tax and social contribution benefit/(expense)	(78,494)	59,282	(49,444)	167,568
Effective tax rate	n/a	9%	n/a	12%

Current income tax and social contribution	(246,157)	(127,173)	(93,803)	(42,605)
Deferred income tax and social contribution	167,663	186,455	44,359	210,173
Total income tax and social contribution benefit/(expense)	(78,494)	59,282	(49,444)	167,568

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

8.2. Nature and changes in deferred income taxes

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the tax losses can only be used to offset up to 30% of taxable profit for the period.

		Changes in nine months ended September 30, 2022
	December 31, 2021 (recasted)	Recognized in other comprehensive income	Recognized in profit or loss	Originated in business combinations	September 30, 2022
Assets at FVOCI	127,335	57,824	-	-	185,159
Losses available for offsetting against future taxable income	317,725	-	126,426	-	444,151
Deferred tax on other temporary differences	107,364	-	98,842	-	206,206
Tax deductible goodwill	111,298	-	(32,037)	-	79,261
Share-based compensation	41,150	-	(12,369)	-	28,781
Assets at FVPL	(4,583)	-	1,226	-	(3,357)
Technological innovation benefit	(18,493)	-	6,990	-	(11,503)
Temporary differences under FIDC	(69,556)	-	(44,371)	-	(113,927)
Deferred income taxes arising from business combinations	(661,659)	-	22,956	(12,318)	(651,021)
Deferred tax, net	(49,419)	57,824	167,663	(12,318)	163,750

8.3. Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of R$ 128,097 (December 31, 2021 – R$ 104,920) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and currently there is no other evidence of recoverability in the near future.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Property and equipment

9.1. Changes in Property and equipment

	Balance at 12/31/2021	Additions	Disposals (a)	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 09/30/2022
Cost
Pin Pads & POS	1,498,271	458,581	(63,793)	-	-	-	1,893,059
IT equipment	246,543	14,370	(3,007)	-	24	1,352	259,282
Facilities	90,186	3,404	(1,922)	(207)	(40)	-	91,421
Machinery and equipment	25,776	5,441	(7,623)	156	3,725	24	27,499
Furniture and fixtures	24,754	904	(1,232)	4	8	118	24,556
Vehicles and airplane	43,586	97	(16,272)	79	(9)	-	27,481
Construction in progress	14,078	29,723	(7,179)	-	-	-	36,622
Right-of-use assets - equipment	4,629	194	-	-	-	-	4,823
Right-of-use assets - vehicles	31,547	7,759	(2,950)	-	-	-	36,356
Right-of-use assets - offices	238,329	25,764	(57,844)	(211)	(63)	-	205,975
	2,217,699	546,237	(161,822)	(179)	3,645	1,494	2,607,074
Depreciation
Pin Pads & POS	(438,346)	(278,597)	30,045	-	-	-	(686,898)
IT equipment	(95,553)	(40,215)	2,290	-	(16)	-	(133,494)
Facilities	(25,066)	(10,540)	310	-	29	-	(35,267)
Machinery and equipment	(17,861)	(3,756)	3,031	-	32	-	(18,554)
Furniture and fixtures	(5,516)	(2,083)	679	-	(7)	-	(6,927)
Vehicles and airplane	(2,498)	(2,773)	3,452	-	(3)	-	(1,822)
Right-of-use assets - equipment	(505)	(500)	-	-	-	-	(1,005)
Right-of-use assets - Vehicles	(14,187)	(8,750)	2,799	-	-	-	(20,138)
Right-of-use assets - Offices	(48,647)	(30,912)	19,411	-	-	-	(60,148)
	(648,179)	(378,126)	62,017	-	35	-	(964,253)

Property and equipment, net	1,569,520	168,111	(99,805)	(179)	3,680	1,494	1,642,821

(a) Includes Pin Pad & POS derecognized for not being used by customers after a period of time.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

9.2. Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Cost of services	378,693	192,861	137,838	78,040
General and administrative expenses	174,131	168,201	55,410	124,272
Selling expenses	32,443	34,728	10,577	11,665
Other income (expenses), net	301	-	-	-
Depreciation and Amortization charges	585,568	395,790	203,825	213,977
Depreciation charge	378,126	211,661	131,712	83,464
Amortization charge (Notes 10 and 22)	207,442	184,129	72,113	130,513
Depreciation and Amortization charges	585,568	395,790	203,825	213,977

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

10.	Intangible assets

10.1.	Changes in Intangible assets

	Balance at 12/31/2021 (Recasted)	Additions	Disposals	Effects of hyperinflation (IAS 29)	Effects of changes in foreign exchange rates (IAS 21)	Business combination	Balance at 09/30/2022
Cost
Goodwill - acquisition of subsidiaries	5,591,489	-	-	-	(7,653)	198,070	5,781,906
Customer relationship	1,747,444	8,741	-	-	(105)	85,211	1,841,291
Trademarks and patents	262,036	-	-	-	-	21,122	283,158
Software	1,066,470	148,641	(59,998)	1,336	(2,925)	44,873	1,198,397
Non-compete agreement	26,024	-	-	-	-	-	26,024
Operating license	12,443	-	-	-	(696)	-	11,747
Software in progress	43,960	23,406	(2,007)	-	-	-	65,359
Right-of-use assets - Software	72,463	16,728	(834)	-	-	-	88,357
	8,822,329	197,516	(62,839)	1,336	(11,379)	349,276	9,296,239
Amortization
Customer relationship	(217,090)	(48,154)	-	-	2,880	-	(262,364)
Trademarks and patentes	(6,908)	(50)	-	-	-	-	(6,958)
Software	(264,399)	(132,181)	46,706	-	1,998	-	(347,876)
Non-compete agreement	(1,106)	(5,343)	-	-	-	-	(6,449)
Operating license	(10,854)	(3,325)	-	-	2,474	-	(11,705)
Right-of-use assets - Software	(44,454)	(18,389)	823	-	-	-	(62,020)
	(544,811)	(207,442)	47,529	-	7,352	-	(697,372)

Intangible assets, net	8,277,518	(9,926)	(15,310)	1,336	(4,027)	349,276	8,598,867

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

11.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

12.	Loans and financing and Obligations to FIDC quota holders

12.1.	Changes in loans and financing and obligations to FIDC quota holders

	Balance at 12/31/2021	Additions	Disposals	Payment	Business Combination	Changes in Exchange Rates	Interest	Balance at 09/30/2022

Obligations to FIDC AR quota holders (Note 12.2.1)	2,206,043	-	-	(1,103,847)	-	-	167,963	1,270,159
Obligations to FIDC TAPSO quota holders (Note 12.2.2)	21,131	-	-	(1,515)	-	-	2,061	21,677
Leases (Note 12.2.3)	273,455	50,445	(49,156)	(80,151)	-	191	10,972	205,756
Bonds (Note 12.2.4)	2,764,610	-	-	(50,395)	-	(90,118)	83,031	2,707,128
Bank borrowings (Note 12.2.5)	2,697,641	3,249,986	-	(4,426,668)	4,463	-	223,588	1,749,010
Debentures (Note 12.2.6)	399,509	-	-	(421,691)	-	-	22,182	-
	8,362,389	3,300,431	(49,156)	(6,084,267)	4,463	(89,927)	509,797	5,953,730

Current	3,873,561							2,500,734
Non-current	4,488,828							3,452,996

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

12.2.	Description of loans and financing and obligations to FIDC quota holders

In the ordinary course of the business, the company funds its prepayment business through a mix of own cash, debt and receivables sales.

12.2.1. Obligations to FIDC AR quota holders

Payments mainly refer to the amortization of the principal and the payment of interest of the first series of FIDC AR III.

12.2.2.	Obligations to FIDC TAPSO quota holders

In February 2022, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2023 and the benchmark return rate became 100% of the CDI + 1.80% per year.

12.2.3.	Leases

The Group has lease contracts for various items of offices, vehicles and software in its operations. The Group’s obligations under its leases are secured by the lessor’s title to the leased assets. Generally, the Group is restricted from assigning and subleasing the leased assets.

12.2.4.	Bonds

In June 2021, the Group issued its inaugural dollar bonds, raising USD 500 million in 7-year notes with a final yield of 3.95%. The total issuance was R$ 2,510,350 (R$ 2,477,408 net of the offering transaction costs, which will be amortized over the course of the debt).

12.2.5.	Bank borrowings

During the second quarter of 2022 the Group issued CCBs (bilateral unsecured term loans), with multiple counterparties and maturities ranging from short (less than 12 months) to long term (above 12 months). The principal and the interests of this type of loan are mainly paid at maturity. The proceeds of these loans were used mainly for the prepayment of receivables.

12.2.6.	Debentures

On June 12, 2019 Stone Pagamentos approved the issuance of simple, secured and non-convertible debentures, sole series, for public distribution, with restricted distribution efforts, as amended, in the total amount of up to R$ 400,000, settled on July 1st , 2022. The Debentures are secured by Stone Pagamentos’ accounts receivable from card issuers and bear interest at a rate of 109.0% of the CDI rate.

The Group is compliant with all borrowing limits or covenants (where applicable) on any of its borrowing facilities.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

13.1.	Transactions with related parties

The following transactions were carried out with related parties:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Sales of services
Associates (legal and administrative services) (a)	51	19	37	4
	51	19	37	4
Purchases of goods and services
Entity controlled management personnel	-	(16)	-	-
Service provider	-	(360)	-	(120)
Associates (transaction services) (b)	(1,450)	(1,833)	(507)	(546)
	(1,450)	(2,209)	(507)	(666)

(a)	Related to services provided to Genova and Trinks.

(b)	Related mainly to expenses paid to Trinks, Dental Office, APP Sistemas and Alpha Logo for consulting services, marketing expenses and sales commissions and software license to new customers acquisition.

13.2.	Balance at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	September 30, 2022	December 31, 2021

Loans to management personnel	4,713	4,663
Loans	1,253	57
Receivables from related parties	5,966	4,720

As of September 30, 2022, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Provision for contingencies

The Group companies are party to labor, civil and tax litigation in progress, which are being addressed at the administrative and judicial levels, as well recognize risks of their activities that may require the recording of provisions.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

14.1.	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Tax	Total
Balance as of December 31, 2021	15,610	16,383	149,856	181,849
Additions	21,077	5,086	1,485	27,648
Reversals	(10,646)	(1,097)	(7,534)	(19,277)
Interests	1,562	676	11,581	13,819
Payments	(4,967)	(158)	-	(5,125)
Balance as of September 30, 2022	22,636	20,890	155,388	198,914

14.2.	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision was recognized:

	September 30, 2022	December 31, 2021
Civil	170,735	130,908
Labor	183,770	62,299
Tax	93,813	30,324
Total	448,318	223,531

The nature of the civil litigations is summarized as follows:

The Group is party to several lawsuits whose objects are connected with its ordinary operation. The lawsuits are related to (i) a potential under use of deposit account and PIX operation, in the amount of R$ 71,008 on September 30, 2022 (R$ 12,151 on December 31, 2021), (ii) risk analysis and retention of receivables, in the amount of R$ 29,575 on September 30, 2022 (R$ 13,696 on December 31, 2021), (iii) collection of commercial partners, responsible for part of the capture and indication of commercial establishments, in the amount of R$ 10,320 on September 30, 2022 (R$ 9,728 on December 31, 2021), (iv) client discussing the existence of disputed transactions through credit card (Chargebacks), in the amount of R$ 10,794 on September 30, 2022 (R$ 10,470 on December 31, 2021), and (v) subacquirers and/or its registered commercial establishments, in the amount of R$ 8,300 on September 30, 2022 (R$ 13,972 on December 31, 2021).

The nature of the labor litigations is summarized as follows:

In the Labor Courts, the Group is frequently sued in two cases: (i) labor claims by former employees and (ii) labor claims by former employees of outsourced companies, contracted by Stone. In these respective claims, the Group faces two main orders: placement in a different trade union and payment of overtime.

The nature of the tax litigations is summarized as follows:

Action for annulment of tax debits regarding the tax assessment issued by the state tax authorities on the understanding that the Company would have carried out lease of equipment and data center spaces from January 2014 to December 2015, on the grounds that the operations would have the nature of services of telecommunications and therefore would be subject to ICMS tax at the rate of 25% and a fine equivalent to 50% of the update tax amount for failure to issue ancillary tax obligations. As of September 30, 2022, the updated amount recorded as a probable loss is R$23,936 (R$ 21,934 as of December 31, 2021), and the amount of R$ 29,501 (R$ 27,376 as of December 31, 2021) is considered as a possible loss (contingency arising from Linx´s acquisition).

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

During the third quarter of 2022, we received a tax assessment issued by the municipal tax Authority relating to the allegedly insufficient payment of tax on services and the total amount of R$ 64,313 classified as possible loss. The case is being challenged at the administrative level of the court.

15.	Equity

15.1.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

15.2.	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the nine months ended September 30, 2022:

	Number of shares
	Class A	Class B	Total
As of December 31, 2021	266,490,063	46,041,185	312,531,248

Conversions	14,400,000	(14,400,000)	-
Vested awards (a)	315,272	-	315,272

As of September 30, 2022	281,205,335	31,641,185	312,846,520

(a)	The Company delivered 199,612 RSUs, through the issuance of shares. Additionally, 115,660 Class A common shares were issued to our founder shareholders, as anti-dilutive shares.

15.3.	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

As of September 2022, the Company holds 233,772 (December 2021 - 3,599,848) class A common shares in treasury. The reduction in treasury shares mainly refers to: (a) the acquisition of Reclame Aqui, in which the company transferred, in February 2022, 1,977,391 class A common shares, previously held in treasury, to some of the selling shareholders, (b) to the sale of 974,718 class A common shares shortly after being contributed by the Company as capital increase in Reclame Aqui, (c) delivered of vested awards of 281,359 and (d) other movements 132,608.

16.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Net income (loss) attributable to Owners of the Parent	(598,264)	(564,195)	202,350	(1,251,707)
Numerator of basic and diluted EPS	(598,264)	(564,195)	202,350	(1,251,707)

The following table contains the earnings per share of the Group for the nine months ended September 30, 2022 and 2021 (in thousands except share and per share amounts):

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Numerator of basic EPS	(598,264)	(564,195)	202,350	(1,251,707)

Weighted average number of outstanding shares	311,629,824	308,896,636	312,396,238	308,911,014
Denominator of basic EPS	311,629,824	308,896,636	312,396,238	308,911,014

Basic earnings (loss) per share - R$	(1.92)	(1.83)	0.65	(4.05)

Numerator of diluted EPS	(598,264)	(564,195)	202,350	(1,251,707)

Share-based payments	-	-	11,524,392	-
Weighted average number of outstanding shares	311,629,824	308,896,636	312,396,238	308,911,014
Denominator of diluted EPS	311,629,824	308,896,636	323,920,630	308,911,014

Diluted earnings (loss) per share - R$	(1.92)	(1.83)	0.62	(4.05)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

17.	Total revenue and income

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021
Timing of revenue recognition

Net revenue from transaction activities and other services	1,839,593	1,114,181	677,779	436,707
Recognized at a point in time	1,839,593	1,114,181	677,779	436,707

Net revenue from subscription services and equipment rental	1,296,349	663,809	426,358	370,972
Financial income	3,306,383	1,016,517	1,251,640	607,708
Other financial income	440,522	156,230	152,667	54,251
Recognized over time	5,043,254	1,836,556	1,830,665	1,032,931

Total revenue and income	6,882,847	2,950,737	2,508,444	1,469,638

18.	Expenses by nature

	Nine months ended September 30,		Three months ended September 30,
	2022	2021	2022	2021

Personnel expenses	1,798,539	987,503	682,436	449,052
Financial expenses (a)	2,603,226	580,843	940,268	330,745
Mark-to-market on equity securities designated at FVPL (Note 5 (b))	738,574	500,011	(111,505)	1,341,179
Transaction and client services costs (b)	800,269	504,128	242,771	248,332
Depreciation and amortization (Note 9.2)	585,568	395,790	203,825	213,977
Marketing expenses and sales commissions (c)	472,449	291,288	155,803	130,770
Third parties services	245,420	204,231	87,253	135,138
Other	162,295	112,909	59,839	45,434
Total expenses	7,406,340	3,576,703	2,260,690	2,894,627

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, interest to fund FIDC quota holders, foreign currency exchange variations, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees, cloud services and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. The commission paid to salespeople are included in personnel expenses.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

19.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives.

The total expense, including taxes and social charges, recognized for the programs for the nine months ended September 30, 2022 was R$ 143,651 (2021 - R$ 94,522). The Group recorded in capital reserve the amount of R$ 129,289 (2021 - R$ 91,889) related to share-based payments.

Restricted share units and Stock Options

The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four-, five-, seven- and ten-year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In February and March 2022, the Company has granted 85,243 and 107,487 RSUs with a fair value of R$ 84.95 and R$ 53.35, respectively, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. In the first quarter of 2022 the Group also cancelled 126,079 RSUs.

In the second quarter of 2022 the Company has granted 4,704,390 RSUs with an average price of R$ 49.53. The prices were determined based on the fair value of the equity instruments granted and the exchange rate, at the grant date. Moreover, the Company accelerated 383,030 RSUs and the Group also cancelled 69,210 RSUs in the second quarter of 2022.

In the third quarter of 2022, the Company granted 966,139 RSUs with a price of R$ 43.65 and cancelled 239,899 RSUs. The prices were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date. Moreover, the Company accelerated 279,696 RSUs in third quarter of 2022.

As of September 30, 2022, there were RSUs outstanding with respect to 11,286,018 Class A common shares and stock options outstanding with respect to 29,730 Class A common shares (with a weighted average exercise price of US$ 24.92).

Performance share units

The Group granted awards as Performance share units (“PSUs”). These awards are equity classified and give beneficiaries the right to receive shares if the Group reaches minimum levels of total shareholder return (“TSR”) or a determined market value in a given period and continue to provide services over a specified period. The PSUs granted will not result in delivering shares to beneficiaries and will expire if the minimum performance condition is not met. The fair value of the awards is estimated at the grant date using the Black-Scholes-Merton pricing model, considering the terms and conditions on which the PSUs were granted, and the related compensation expense will be recognized over the vesting period. The performance condition is considered in estimating the grant-date fair value.

In the second quarter of 2022 the Company granted 4,051,090 new PSUs with an average grant-date fair value of R$ 2.57 and the Group also cancelled 1,221,000 PSUs.

In the third quarter of 2022 the Company granted 607,856 new PSUs with an average grant-date fair value of R$ 3.33 and cancelled 120,878 PSUs. The grant-date fair value was determined based on historical data and current expectations and is not necessarily indicative of performance patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the PSUs is indicative of future trends, which may not necessarily be the actual outcome. For the grant mentioned above, the main two inputs to the model were: (i) Risk–free interest rate of 3.13% according to 3-month Libor forward curve for a 3 years period and annual volatility of 76.5%, based on the Company’s stock price, and (ii) Risk–free interest rate of 3.10% according to 3-month Libor forward curve for a 5 years period and annual volatility of 77.3%, based on the Company’s stock price.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

20.	Financial instruments

20.1.	Financial risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team in accordance with policies and approved by the Board of Directors. Global treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly the operations related to merchant acquiring operation in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments, and non-derivative financial instruments, and investment of surplus liquidity.

The war in Ukraine has intensified global market volatility and supply chain disruptions which started with the COVID-19 pandemic, affecting the global economy specially through rising inflation and interest rates, which may adversely affect our ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion, and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

20.2.	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

As of September 30, 2022
Short and Long-term investments	-	3,013,476	32,389	3,045,865
Financial assets from banking solution	-	3,074,062	-	3,074,062
Accounts receivable from card issuers	4,473	-	18,883,070	18,887,543
Trade accounts receivable	446,387	61,424	-	507,811
Derivative financial instruments	-	51,430	-	51,430
Receivables from related parties	5,967	-	-	5,967
Other assets	374,656	-	-	374,656
	831,483	6,200,392	18,915,459	25,947,334
As of December 31, 2021
Short-term investments	-	3,209,604	21,909	3,231,513
Financial assets from banking solution	-	2,346,474	-	2,346,474
Accounts receivable from card issuers	132,605	-	19,153,985	19,286,590
Trade accounts receivable	434,481	511,240	-	945,721
Derivative financial instruments	-	219,324	-	219,324
Receivables from related parties	4,720	-	-	4,720
Other assets	474,557	-	-	474,557
	1,046,363	6,286,642	19,175,894	26,508,899

Liabilities as per statement of financial position

	Amortized cost	FVPL	Total

As of September 30, 2022
Deposits from banking customers	2,944,729	-	2,944,729
Accounts payable to clients	14,779,455	-	14,779,455
Trade accounts payable	459,641	-	459,641
Loans and financing	4,661,894	-	4,661,894
Obligations to FIDC quota holders	1,291,836	-	1,291,836
Derivative financial instruments (a)	-	250,066	250,066
Other liabilities	644,021	361,151	1,005,172
	24,781,576	611,217	25,392,793

As of December 31, 2021
Deposits from banking customers	2,201,861	-	2,201,861
Accounts payable to clients	15,726,502	-	15,726,502
Trade accounts payable	372,547	-	372,547
Loans and financing	6,135,215	-	6,135,215
Obligations to FIDC quota holders	2,227,174	-	2,227,174
Derivative financial instruments	-	23,244	23,244
Other liabilities	160,484	328,456	488,940
	26,823,783	351,700	27,175,483

(a) Derivative financial instruments in the amount of R$ 200,301 were designated as cash flow hedging instruments, and therefore the effective portion of the hedge is accounted for in the OCI.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

20.3.	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	September 30, 2022			December 31, 2021
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short and Long-term investments (a)	3,045,865	3,045,865	I /II	3,231,513	3,231,513	I /II
Financial assets from banking solution (e)	3,074,062	3,074,062	I	2,346,474	2,346,474	I
Accounts receivable from card issuers (b)	18,887,543	18,887,354	II	19,286,590	19,283,921	II
Trade accounts receivable (c) (d)	507,811	507,811	II / III	945,721	945,721	II / III
Derivative financial instruments (f)	51,430	51,430	II	219,324	219,324	II
Receivables from related parties (c)	4,713	4,713	II	4,720	4,720	II
Other assets (c)	375,910	375,910	II	474,557	474,557	II
	25,947,334	25,947,145		26,508,899	26,506,230

Financial liabilities
Deposits from banking customers (g)	2,944,729	2,944,729	II	2,201,861	2,201,861	II
Accounts payable to clients (i)	14,779,455	13,769,239	II	15,726,502	14,628,794	II
Trade accounts payable (c)	459,641	459,641	II	372,547	372,547	II
Loans and financing (h)	4,661,894	4,651,174	II	6,135,215	6,121,966	II
Obligations to FIDC quota holders (h)	1,291,836	1,511,656	II	2,227,174	2,324,553	II
Derivative financial instruments (f)	250,066	250,066	II	23,244	23,244	II
Other liabilities (c) (j)	1,005,172	1,005,172	II/III	488,940	490,634	II/III
	25,392,793	24,591,677		27,175,483	26,163,599

(a)	Short and Long-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(b)	Accounts receivable from card issuers are measured at FVOCI or at amortized cost, depending on the asset’s contractual cash flow characteristics and the Group’s business model for managing each of them. For those assets measured at FVOCI, fair value is estimated by discounting future cash flows using market rates for similar items. For those assets measured at amortized cost, carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances and short settlement terms.

(c)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(d)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 61,424 in the nine months ended September 30, 2022, this portfolio registered a loss of R$ 382,268, and total net cashflow effect was an inflow of R$ 454,998. Loans are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

As of December 31, 2021	511,240
Collections	(454,998)
Interest income recognized in the statement of profit or loss as Financial Income	387,450
Fair value recognized in the statement of profit or loss as Financial Income	(382,268)
As of September 30, 2022	61,424

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are the expected loss rate and the discount rate used to evaluate the asset. To calculate expected loss rate, the Company considers a list of assumptions, the main being: an individual projection of client’s transactions, the probability of each contract to default and scenarios of recovery. These main inputs are periodically reviewed, or when there is an event that may affect the probabilities and curves applied to the portfolio.

In determining the discount rate, we consider that the rate should be a current rate commensurate with nature of the loan portfolio and the valuation method used. When rates for actual recent transactions are available and appropriate to reflect the interest rate as of the measurement date, we consider those rates. When such rates are not available, we also obtain non-binding quotes. Based on all available information we make a judgment as to the rate to be used. In prior periods we used the interest rate that we paid to senior holders of FIDCs on recent transactions. Considering we did not raise funding through FIDCs since February 2021 and the changes observed in the benchmark interest rate in Brazil and in the credit markets we currently build an interest rate curve for unsecured loans granted to us based on recent loans obtained and in quotes from financial institutions.

(e)	Financial assets from banking solutions are measured at fair value. Sovereign bonds are priced using quotation from Anbima public pricing method.

(f)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(g)	Deposits from banking customers are measured at amortized cost considering the immediate liquidity due to costumers’ payment account deposits.

(h)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(i)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(j)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of September 30, 2022 is R$ 361,070 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

As of December 31, 2021	328,456
Additions (Note 22.1.3)	44,429
Remeasurement at fair value recognized in the statement of profit or loss as other income (expenses), net	3,832
Payments	(28,011)
Interest recognized in the statement of profit or loss as financial expenses, net	12,364
As of September 30, 2022	361,070

The significant unobservable inputs used in the fair value measurement of contingent consideration categorized within Level III of the fair value hierarchy are based on projections of revenue, net debt, number of clients, net margin and the discount rates used to evaluate the liability.

The Group has performed sensitivity analysis considering an increase of 10% and a decrease of 10% in projections of revenue, and number of clients. The result was an increase of contingent consideration in the total amount of R$ 51,078 considering increase in unobservable inputs and a decrease of contingent consideration in the total amount of R$ 59,436 considering decrease in unobservable inputs.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

20.4.	Hedge accounting – bonds

During 2021, the Company entered into hedge operations to protect its inaugural dollar bonds (Note 12.1.4), subject to foreign exchange exposure using cross-currency swap contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge of the variability of the designated cash flows of the dollar denominated bonds due to changes in the exchange rate. The details of the cross-currency swaps are presented as follows.

Notional in US$	Notional in R$	Pay rate in local currency	Trade date	Due date	Fair value as of September 30, 2022 – Asset (Liability)	Loss recognized in income in nine months ended September 30, 2022 (a)	Loss recognized in OCI in nine months ended September 30, 2022 (b)	Fair value as of December 31, 2021 – Asset (Liability)
50,000	248,500	CDI + 2.94%	23-Jun-2021	16-Jun-2028	(16,521)	(28,409)	(25,860)	25,736
50,000	247,000	CDI + 2.90%	24-Jun-2021	16-Jun-2028	(16,103)	(28,167)	(25,607)	25,814
50,000	248,500	CDI + 2.90%	24-Jun-2021	16-Jun-2028	(17,133)	(28,360)	(25,069)	24,307
75,000	375,263	CDI + 2.99%	30-Jun-2021	16-Jun-2028	(27,832)	(43,035)	(36,298)	33,213
50,000	250,700	CDI + 2.99%	30-Jun-2021	16-Jun-2028	(18,915)	(28,747)	(24,010)	21,615
50,000	250,110	CDI + 2.98%	30-Jun-2021	16-Jun-2028	(18,505)	(28,621)	(24,225)	22,209
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	(10,786)	(14,595)	(11,355)	8,912
25,000	127,353	CDI + 2.99%	15-Jul-2021	16-Jun-2028	(10,860)	(14,609)	(11,261)	8,744
50,000	259,890	CDI + 2.96%	16-Jul-2021	16-Jun-2028	(25,262)	(29,703)	(20,670)	12,290
25,000	131,025	CDI + 3.00%	06-Aug-2021	16-Jun-2028	(13,115)	(15,014)	(10,270)	5,654
25,000	130,033	CDI + 2.85%	10-Aug-2021	16-Jun-2028	(12,336)	(14,749)	(10,738)	6,808
25,000	130,878	CDI + 2.81%	11-Aug-2021	16-Jun-2028	(12,933)	(14,802)	(10,404)	5,900
				Net amount	(200,301)	(288,811)	(235,767)	201,202

(a)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(b)	Recognized in equity, in “Other comprehensive income”. The balance in the cash flow hedge reserve as of September 30, 2022 is a loss of R$ 289,911.

Additionally, the Group paid R$ 123,075 in the second quarter of 2022 of interests in the cross-currency swaps.

20.5.	Financial assets from banking solution and deposits from banking customers

Financial assets from banking solution are deposited by the Company in Brazilian Central Bank’s (“BACEN”) custody accounts or in Brazilian National Treasury Bonds, in order to guarantee the deposits from banking customers, as required for companies under BACEN regulation.

On September 30, 2022, the balances in transit were reclassified, totaling R$ 199,410, from "Deposits from banking customers" to "Other Liabilities", given that amount are from a different counterparty than our customers.

20.6.	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of September 30, 2022, and December 31, 2021, the Group has no financial instruments that meet the conditions for recognition on a net basis.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

21.	Other disclosures on cash flows

21.1.	Non-cash operating activities

	September 30, 2022	September 30, 2021
Fair value adjustment to accounts receivable from card issuers	171,359	139,816
Fair value adjustment on equity instruments/listed securities designated at FVOCI	(6,432)	213,753
Fair value adjustment on loans designated at FVPL	(382,268)	(1,142,726)
Mark-to-market on equity securities designated at FVPL	(738,574)	(500,011)

21.2.	Non-cash investing activities

	September 30, 2022	September 30, 2021
Property and equipment and intangible assets acquired through lease	50,445	72,642

21.3.	Non-cash financing activities

	September 30, 2022	September 30, 2021
Unpaid consideration for acquisition of non-controlling shares	-	2,188
Settlement of loans with private entities	803	748,297
Shares of the Company delivered at Reclame Aqui acquisition	169,864	-

21.4.	Property and equipment, and intangible assets

	September 30, 2022	September 30, 2021
Additions of property and equipment (Note 9)	(546,237)	(679,072)
Additions of right of use (IFRS 16)	33,717	67,016
Payments from previous period	(51,614)	(33,353)
Purchases not paid at period end	109,442	102,080
Prepaid purchases of POS	102,070	(67,673)
Purchases of property and equipment	(352,622)	(611,002)

Additions of intangible assets (Note 10)	(197,516)	(168,840)
Additions of right of use (IFRS 16)	16,728	5,626
Payments from previous period	(41,898)	-
Purchases not paid at period end	6,312	22,025
Issuance of shares for acquisition of assets	-	849
Capitalization of borrowing costs	1,069	382
Purchases and development of intangible assets	(215,305)	(139,958)

Net book value of disposed assets (Notes 9 and 10)	115,115	97,391
Net book value of Leases write off	(49,156)	(3,297)
Loss on disposal of property and equipment and intangible assets	(25,401)	(84,186)
Disposal of Linked's property, equipment and intangible assets, including goodwill	-	(11,224)
Outstanding balance	(17,484)	-
Proceeds from disposal of property and equipment and intangible assets	23,074	(1,316)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Business combinations

22.1.	Acquisitions in 2022

Reclame Aqui

On February 17, 2022 the Group acquired 50% of equity interest in Reclame Aqui Holdings Limited (“Reclame Aqui”). The Group also has the right to join the Board of Directors of Reclame Aqui with two seats out for four. Reclame Aqui is an unlisted company based in Cayman Islands, with operations in Brazil, which provides customer relationship software and other solutions to help companies better engage and serve their clients.

Plugg.to

On June 08, 2022, the Group acquired 100% of equity interest in ThirdLevel Soluções de Internet S.A (“Plugg.to”), a private company headquartered in the State of São Paulo, Brazil. Plugg.to develops technology that works as a marketplace hub, offering fast and intelligent integrations between virtual store platforms, ERP's and marketplaces, with which the Group hopes to obtain synergies in its services to customers. The agreement with the selling shareholders provides for a contingent consideration linked to the achievement of certain operational goals and to the performance of net revenue for fiscal years 2023 and 2024.

Hubcount

On August 31, 2022, our controlled company Questor acquired 75% of equity interest in Hubcount Tecnologia S.A (“Hubcount”), a private company headquartered in the State of São Paulo, Brazil. Hubcount develops technology that offers accounting solutions to accounting offices and large corporations, with which the Group hopes to obtain synergies in its services to customers. The agreement with the selling shareholders provides for a contingent consideration linked to the performance of net revenue for fiscal year 2023.

22.1.1.	Financial position of the business acquired

The net assets acquired, at fair value, the consideration paid, and the goodwill amount recognized on the business combination date are presented below.

Fair value	Reclame Aqui (as of Feb 17, 2022) (a)	Plugg.to (as of June 08, 2022) (b)	Hubcount (as of August 31, 2022) (a)	Total
Cash and cash equivalents	418	362	36	816
Short-term investments	9,024	-	-	9,024
Trade accounts receivable	7,938	1,864	235	10,037
Recoverable taxes	148	91	42	281
Receivables from related parties	62	-	-	62
Property and equipment	1,285	-	205	1,490
Intangible assets - Customer relationship (c)	83,122	2,089	-	85,211
Intangible assets - Software (c)	10,732	34,141	-	44,873
Intangible assets - Trademarks and patents (c)	21,122	-	-	21,122
Other assets	63,651	8	460	64,119
Total assets	197,502	38,555	978	237,035

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Trade accounts payable	17,401	3,943	79	21,423
Loans and financing	4,463	-	-	4,463
Labor and social security liabilities	2,190	541	313	3,044
Taxes payable	3,364	313	41	3,718
Deffered tax liabilities	-	12,318	-	12,318
Other liabilities	3,154	-	87	3,241
Total liabilities	30,572	17,115	520	48,207

Net assets and liabilities	166,930	21,440	458	188,828
Consideration paid (Note 22.1.3)	330,245	46,038	10,615	386,898
Goodwill	163,315	24,598	10,157	198,070

(a)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are preliminary.

(b)	Identification and measurement of assets acquired, liabilities assumed, consideration transferred, and goodwill are final.

(c)	The Company carried out a preliminary fair value assessment of the assets acquired in the business combination, having identified customer relationship, software, and trademark and patents as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.1.2.

22.1.2.	Intangible assets arised from business combination

Customer relationship

	Reclame Aqui	Plugg.to
Amount	83,122	2,089
Method of evaluation	MEEM (*)	Distributor’s Method
Estimated useful life (a)	5 years	3 years and 7 months
Discount rate (b)	14.0%	15.0%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections
Assessment status	Preliminary	Final
(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Software

	Reclame Aqui	Plugg.to
Amount	10,732	34,141
Method of evaluation	Replacement cost	MEEM (*)
Estimated useful life (a)	5 years	5 years
Discount rate (b)	14.0%	15.0%
Source of information	Historical data	Acquirer’s management internal projections
Assessment status	Preliminary	Final
(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Trademark and patents

Reclame Aqui
Amount	21,122
Method of evaluation	Relief from royalties
Estimated useful life (a)	Indefinite
Discount rate (b)	14.0%
Source of information	Acquirer’s management internal projections
Assessment status	Preliminary

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.1.3.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary assessments is presented as follows.

	Reclame Aqui	Plugg.to	Hubcount	Total
Cash consideration paid to the selling shareholders	42,273	20,880	7,500	70,653
Cash consideration to be paid to the selling shareholders	10,000	16,744	3,000	29,744
Shares of the Company delivered to selling shareholders (a)	113,779	-	-	113,779
Capital increase in the acquiree (a)	64,013	-	-	64,013
Non-controlling interest in the acquiree (b)	83,464	-	115	83,579
Call option in the acquiree (c)	(19,299)	-	-	(19,299)
Contingent consideration (d)	36,015	8,414	-	44,429
Total	330,245	46,038	10,615	386,898

a)	The Group used Treasury shares to pay some of the selling shareholders. The Group also used Treasury shares for part of Capital increase in Reclame Aqui (see note 15.3).

b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

c)	The Group has a call option to acquire the remaining equity interest to hold 100% of Reclame Aqui, which can be exercised between January 1, 2027 and June 30, 2027. The option has been measured in accordance with pre-determined formulas and was recorded in the consolidated statement of financial position as Derivative financial instruments. R$ 19,299 represents a preliminary estimate on acquisition date. This value is periodically remeasured, which may result in an increase or decrease of the estimate, and as of June 30, 2022 this option is included in the amount of R$ 44,560 mentioned in Note 2.1.

d)	Reclame Aqui contingent consideration will be paid to the selling shareholders in two periods – after the closing of the 2023 (1st period) and 2025 (2nd period) fiscal years, the amount is based on predetermined formulas which consider mainly the net revenue of Reclame Aqui at the end of 2023 and 2025. Plugg.to contingent consideration will be paid to the selling shareholders after the closing of the 2023 for financial metrics and 2024 for operational metrics. Contingent consideration for the acquisition of Hubcount is being evaluated.

Additionally, the Group holds a put option to sell the totality of its shares on Reclame Aqui to VLP Holding Ltd (non-controller shareholder of Reclame Aqui). VLP Holding Ltd also has a put option to sell the totality of its shares on Reclame Aqui to the Group. This option can be exercised by VLP Holding Ltd between July 1, 2027 and July 31, 2027, provided that: (i) the Company decides not to exercise the call option mentioned in the item c) above and (ii) certain metrics based on net revenue of Reclame Aqui are achieved. See note 2.1 for further details about accounting policy elected to those options.

22.1.4.	Revenue and profit contribution

The combined statement of profit or loss from the acquisition date through September 30, 2022 for all companies acquired in 2022, is presented below:

Nine months ended September 30, 2022

Net revenue from subscription services and equipment rental	51,820
Other financial income	2,054
Total revenue and income	53,874

Cost of services	(693)
Administrative expenses	(47,445)
Selling expenses	(755)
Financial expenses, net	(545)
Other income (expenses), net	(1,249)
(50,687)

Income before income taxes	3,187

Income for the period	3,187

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Total revenue and net income for the Group is presented below on a pro-forma basis assuming the acquisitions occurred at the beginning of the year of each acquisition:

Nine months ended September 30, 2022
Pro-forma total revenue and income	6,895,097
Pro-forma net income	(610,679)

This pro-forma financial information is presented for informational purposes only and does not purport to represent what the Company’s results of operations would have been had it completed the acquisition on the date assumed, nor is it necessarily indicative of the results that may be expected in future periods.

22.2.	Acquisitions in 2021 – assessments concluded in 2022

During 2021, the Company conducted business combinations with some companies, including SimplesVet, VHSYS, Linx, Trampolin and Collact. The acquisitions of these companies were measured in 2021 based on preliminary assessments and included in the December 31, 2021 consolidated financial statements. The assessments were completed in the first quarter of 2022 for SimplesVet and VHSYS, in the second quarter of 2022 for Linx and in the third quarter for Trampolin and Collact. The effects of the differences between the preliminary assessments (as originally recognized on December 31, 2021) and the final assessments was retrospectively accounted in the consolidated financial statements as of December 31, 2021. Therefore, the December 31, 2021 comparative statement of financial position was revised in these interim condensed consolidated financial statements (see Note 1.1).

22.2.1.	Financial position of the business acquired

The net assets acquired, at fair value, the consideration paid, and the goodwill amount recognized on the business combination date considering the preliminary and the final assessments are presented below.

22.2.1.1.	Simplesvet

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash and cash equivalents	11,107	-	11,107
Trade accounts receivable	96	-	96
Recoverable taxes	-	20	20
Property and equipment	179	-	179
Intangible assets - Customer relationship (a)	15,924	(9,098)	6,826
Intangible assets - Software (a)	2,807	12,859	15,666
Other assets	137	(21)	116
Total assets	30,250	3,760	34,010

Trade accounts payable	106	-	106
Labor and social security liabilities	566	-	566
Taxes payable	-	580	580
Deferred tax liabilities	6,369	1,279	7,648
Other liabilities	843	(580)	263
Total liabilities	7,884	1,279	9,163

Net assets and liabilities (b)	22,366	2,481	24,847
Consideration paid (Note 22.2.3.1)	39,583	(2,102)	37,481
Goodwill	17,217	(4,583)	12,634

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

(a)	The Company carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Simplesvet. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

22.2.1.2.	VHSYS

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash and cash equivalents	13,731	-	13,731
Trade accounts receivable	351	-	351
Recoverable taxes	-	38	38
Property and equipment	2,232	4	2,236
Intangible assets	2,522	(2,522)	-
Intangible assets - Customer relationship (a)	6,134	(5,462)	672
Intangible assets - Software (a)	14,583	8,215	22,798
Intangible assets - Trademarks and patents (a)	-	21,513	21,513
Other assets	109	(60)	49
Total assets	39,662	21,726	61,388

Trade accounts payable	3,515	-	3,515
Loans and financing	1,525	-	1,525
Labor and social security liabilities	2,019	-	2,019
Taxes payable	-	174	174
Provision for contingencies	-	2	2
Deferred tax liabilities	7,044	7,393	14,437
Other liabilities	177	(177)	-
Total liabilities	14,280	7,392	21,672

Net assets and liabilities (b)	25,382	14,334	39,716
Consideration paid (Note 22.2.3.2)	55,411	7,167	62,578
Goodwill	30,029	(7,167)	22,862

(a)	The Company carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by VHSYS. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the first quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.1.3.	Linx

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash and cash equivalents	41,618	-	41,618
Short-term investments	431,444	-	431,444
Accounts receivable from card issuers	349,471	-	349,471
Trade accounts receivable	212,567	-	212,567
Recoverable taxes	43,927	(15,721)	28,206
Prepaid expenses	4,735	-	4,735
Deferred tax assets	47,362	148,737	196,099
Property and equipment	200,420	-	200,420
Intangible assets	56,917	-	56,917
Intangible assets - Customer relationship (a)	1,471,741	(899)	1,470,842
Intangible assets - Software (a)	340,780	-	340,780
Intangible assets - Trademarks and patents (a)	214,578	-	214,578
Intangible assets - Non-compete agreement (a)	-	24,365	24,365
Other assets	77,367	-	77,367
Total assets	3,492,927	156,482	3,649,409

Accounts payable to clients	332,902	-	332,902
Trade accounts payable	107,205	-	107,205
Loans and financing	346,151	-	346,151
Labor and social security liabilities	85,829	-	85,829
Taxes payable	34,635	-	34,635
Deferred tax liabilities	608,749	9,714	618,463
Provision for contingencies	164,259	-	164,259
Other liabilities	111,233	-	111,233
Total liabilities	1,790,963	9,714	1,800,677

Net assets and liabilities (b)	(1,701,964)	(146,768)	(1,848,732)
Consideration paid (Note 22.2.3.3)	6,737,900	24,365	6,762,265
Goodwill	5,035,936	(122,403)	4,913,533

(a)	The Company carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship, software, trademarks and patents, and non-compete agreement as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Linx. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the second quarter of 2022, the valuation was completed.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.1.4.	Trampolin

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash and cash equivalents	294	-	294
Trade accounts receivable	130	-	130
Property and equipment	9	-	9
Intangible assets - Software (a)	7,874	(6,414)	1,460
Other assets	2	-	2
Total assets	8,309	(6,414)	1,895

Deferred tax liabilities	2,677	(2,180)	497
Other liabilities	125	-	125
Total liabilities	2,802	(2,180)	622

Net assets and liabilities (b)	5,507	(4,234)	1,273
Consideration paid (Note 22.2.3.4)	24,993	(1,694)	23,299
Goodwill	19,486	2,540	22,026

(a)	The Company carried out a fair value assessment of the assets acquired in the business combination, having identified software as intangible asset. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Trampolin. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the third quarter of 2022, the valuation was completed.

22.2.1.5.	Collact

Fair value	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash and cash equivalents	38	-	38
Trade accounts receivable	29	-	29
Property and equipment	389	-	389
Intangible assets - Customer relationship (a)	-	294	294
Intangible assets - Software (a)	11,634	(10,518)	1,116
Intangible assets - Trademarks and patents (a)	774	(774)	-
Other assets	321	-	321
Total assets	13,185	(10,998)	2,187

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Accounts payable to clients	261	-	261
Labor and social security liabilities	852	-	852
Taxes payable	10	-	10
Deferred tax liabilities	4,218	(3,739)	479
Other liabilities	902	-	902
Total liabilities	6,243	(3,739)	2,504

Net assets and liabilities (b)	6,942	(7,259)	(317)
Consideration paid (Note 22.2.3.5)	14,116	-	14,116
Goodwill	7,174	7,259	14,433

(a)	The Company carried out a fair value assessment of the assets acquired in the business combination, having identified customer relationship and software as intangible assets. Details on the methods and assumptions adopted to evaluate these assets are described on Note 22.2.2.

(b)	The net assets recognized in the December 31, 2021 financial statements were based on a provisional assessment of their fair value while the Group sought an independent valuation for the intangible assets owned by Collact. The valuation had not been completed by the date the 2021 financial statements were approved for issue by the Board of Directors. In the third quarter of 2022, the valuation was completed.

22.2.2.	Intangible assets arised from business combination

The assumptions adopted to measure the fair value of intangible assets identified in business combination considering the final assessments are described below.

Customer relationship

	SimplesVet	VHSYS	Linx	Collact
Amount	6,826	672	1,470,842	294
Method of evaluation	MEEM (*)	MEEM (*)	MEEM (*)	MEEM (*)
Estimated useful life (a)	8 years	3 years and 4 months	31 years and 6 months to 34 years and 6 months	2 years and 7 months
Discount rate (b)	14.0%	13.9%	10.3%	13.8%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections	Acquirer’s management internal projections
(*) Multi-Period Excess Earnings Method (“MEEM”)

(a)	Useful lives were estimated based on internal benchmarks. In the case of Linx useful life considers the observed behavior of Linx customers who historically present a very low level of churn. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Software

	SimplesVet	VHSYS	Linx	Trampolin	Collact
Amount	15,666	22,798	340,780	1,460	1,115
Method of evaluation	Replacement cost	Replacement cost	Relief from royalties	Replacement costs	Relief from royalties
Estimated useful life (a)	6 years	6 years	4 years to 10 years	5 years	5 years
Discount rate (b)	13.6%	13.5%	10.3%	17.3%	13.8%
Source of information	Historical data	Historical data	Acquirer’s management internal projections	Historical data	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks. The asset was measured for each of the Linx subsidiaries and for this reason the useful life is variable.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Trademark and patents

	VHSYS	Linx
Amount	21,513	214,578
Method of evaluation	Relief from royalties	Relief from royalties
Estimated useful life (a)	Indefinite	Indefinite
Discount rate (b)	13.5%	10.3%
Source of information	Acquirer’s management internal projections	Acquirer’s management internal projections

(a)	Useful lives were estimated based on internal benchmarks.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

Non-compete agreement

Linx
Amount	24,365
Method of evaluation	With / without
Estimated useful life (a)	5 years
Discount rate (b)	10.3%
Source of information	Acquirer’s management internal projections

(a)	Useful lives were estimated based on non-compete agreement terms.

(b)	Discount rate used was equivalent to the weighted average cost of capital combined with the sector’s risk.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.3.	Consideration paid

The consideration paid on business combination is composed by the sum of the following values, if any: (i) consideration transferred, (ii) non-controlling interest in the acquiree and (iii) fair value of the acquirer’s previously held equity interest in the acquiree. The consideration paid in the preliminary and the final assessments is presented as follows.

22.2.3.1.	Simplesvet

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash consideration paid to the selling shareholders	15,650	-	15,650
Cash consideration to be paid to the selling shareholders	5,750	-	5,750
Non-controlling interest in the acquiree (a)	11,183	1,241	12,424
Contingent consideration (b)	7,000	(3,343)	3,657
Total	39,583	(2,102)	37,481

(a)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

(b)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

22.2.3.2.	VHSYS

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022)
Cash consideration paid to the selling shareholders	18,656	-	18,656
Previously held equity interest in the acquiree, at fair value (a)	24,064	-	24,064
Non-controlling interest in the acquiree (b)	12,691	7,167	19,858
Total	55,411	7,167	62,578

(a)	Refers to the acquiree’s shares previously acquired from the selling shareholders. As a result of the acquisition of VHSYS in steps, the Group recognized a gain of R$ 12,010 in 2021 by the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054.

(b)	The Group has elected to measure the non-controlling interests in the acquiree using the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

22.2.3.3.	Linx

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022
Cash consideration paid to the selling shareholders	4,752,811	-	4,752,811
Previously held equity interest in the acquiree, at fair value (a)	1,335,603	-	1,335,603
Shares of the Company issued to selling shareholders	618,514	-	618,514
Contingent consideration (b)	30,972	24,365	55,337
Total	6,737,900	24,365	6,762,265

(a)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders.

(b)	Refers to share-based payments that may be paid in the next months and to a non-compete agreement signed with the Linx founders selling shareholders.

22.2.3.4.	Trampolin

	Preliminary amounts (as presented on December 31, 2021)	Adjustments	Final amounts (as presented on September 30, 2022
Cash consideration paid to the selling shareholders	13,402	-	13,402
Shares of the Company to be issued to selling shareholders	9,897	-	9,897
Contingent consideration (a)	1,694	(1,694)	-
Total	24,993	(1,694)	23,299

(a)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

22.2.3.5.	Collact

Preliminary amounts (as presented on December 31, 2021) and Final amounts (as presented on September 30, 2022)
Cash consideration paid to the selling shareholders	3,173
Previously held equity interest in the acquiree, at fair value (a)	3,529
Loans converted into shares	5,247
Cash consideration to be paid to the selling shareholders	167
Contingent consideration (b)	2,000
Total	14,116

(a)	Refers to the acquiree’s shares previously acquired in stock market or from the selling shareholders. As a result of the step acquisition of Collact, the Group recognized a gain of R$ 3,838 by the difference between the previously held 25% interest in Collact, at fair value, in the amount of R$ 3,529, and its carrying amount, of R$ (309).

(b)	The final amount of contingent consideration was evaluated for the acquisition date based on predetermined formulas mainly considering the amount of revenue and profitability that the acquired company will have at the end of 2022 in different expected scenarios.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Segment information

Until the second quarter of 2021, the Group evaluated the business as a single reportable segment. From the third quarter of 2021 onwards, due to the acquisition of Linx, and the complexity of the business, the Group began to have two operating and reportable segments: StoneCo (ex-Linx) and Linx, as the CODM reviewed and monitored operations and evaluated performance considering such separate views. Starting in the first quarter of 2022, in line with the strategy and organizational structure of the Group, the Group is presenting two reportable segments, namely “Financial Services” and “Software” and certain non allocated activities:

•	Financial services: Comprised of our financial services solutions which includes mainly payments solutions, digital banking, credit, insurance solutions as well as the registry business TAG.

•	Software: Comprised of two main activities (i) Core, which is comprised by POS/ERP solutions, TEF and QR Code gateways, reconciliation and CRM, and (ii) Digital, which includes OMS, e-commerce platforms, engagement tools, ads solutions and marketplace hubs.

•	Non allocated activities: Comprised of non-strategic businesses, including results on disposal / discontinuation of non-core businesses.

The change in segments reflect changes in our internal organization with Financial Services and Software each representing strategic business units monitored separately and having a member of the leadership team responsible for such unit.

The Group used and continues to use Adjusted net income (loss) as the measure reported to the CODM about the performance of each segment.

The measurement of Adjusted net income (loss) from April 1, 2022 no longer excludes bond expenses (see Note 12.1.4) in the segmented statement of profit or loss. As such in the statement of profit or loss as from April 1, 2022 the bond expenses are included in Financial Services segment Statement of Profit or Loss. Information for prior periods (including the comparative periods and results from January 1, 2022 to March 31, 2022) have not been retroactively adjusted to reflect the new criteria. The effect in Adjusted net income of no longer excluding bond expenses from April 1, 2022 to September 30, 2022 amounts to R$ 200.4 million.

In order to facilitate the comparison of segment result on a consistent basis, we present as additional information the segment statements of profit or loss: (i) for the nine months ended September 30, 2022 net income (loss) excluding bond expenses for the nine month-period, which was the criteria we used up to March 31, 2022, (ii) for the nine months ended September 30, 2022 net income (loss) not excluding such bond expenses for the nine-month period, which is our current criteria , and (iii) for the nine months ended September 30, 2021 net income (loss) not excluding bond expenses for the nine-month period, which is our current criteria.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Segmented Statement of Profit or Loss

	Nine months ended September 30, 2022
	Financial Services	Software	Non allocated

Total revenue and income	5,775,334	1,043,513	64,001

Cost of services	(1,463,517)	(498,914)	(9,365)
Administrative expenses	(436,761)	(230,724)	(30,685)
Selling expenses	(909,100)	(181,239)	(14,755)
Financial expenses, net	(2,460,647)	(38,054)	(685)
Other income (expenses), net	(97,255)	(7,671)	(19,740)
Total adjusted expenses	(5,367,280)	(956,602)	(75,230)

Loss on investment in associates	-	(965)	(2,278)
Adjusted profit (loss) before income taxes	408,054	85,946	(13,507)

Income taxes and social contributions	(67,122)	(41,499)	(560)
Adjusted net income (loss) for the period	340,932	44,447	(14,067)
Additional information:
Adjusted net income (loss) excluding bond expenses for all the period	260,373	44,447	(14,067)
Adjusted net income (loss) not excluding bond expenses for all the period	541,283	44,447	(14,067)

	Nine months ended September 30, 2021
	Financial Services	Software	Non allocated

Total revenue and income	2,545,077	374,827	30,833

Cost of services	(863,155)	(194,141)	(10,403)
Administrative expenses	(294,117)	(104,747)	(15,441)
Selling expenses	(623,559)	(62,769)	(7,815)
Financial expenses, net	(499,719)	(18,023)	58
Other income (expenses), net	(59,240)	(6,875)	(3,026)
Total adjusted expenses	(2,339,790)	(386,555)	(36,627)

Loss on investment in associates	(941)	(66)	(8,204)
Adjusted profit (loss) before income taxes	204,346	(11,794)	(13,998)

Income taxes and social contributions	(810)	(6,685)	(1,458)
Adjusted net income (loss) for the period	203,536	(18,479)	(15,456)

Additional information:
Adjusted net income (loss) excluding bond expenses for all the period	151,205	(18,479)	(15,456)

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

September 30, 2022

(In thousands of Brazilian Reais, unless otherwise stated)

Reconciliation of segment adjusted net income (loss) for the period with net income (loss) in the consolidated financial statements

	Nine months ended September 30, 2022	Nine months ended September 30, 2021

Adjusted net income – Financial Services	340,932	203,536
Adjusted net income (loss) – Software	44,447	(18,479)
Adjusted net income (loss) – Non allocated	(14,067)	(15,456)
Segment adjusted net income	371,312	169,601

Adjustments from adjusted net income to consolidated net income (loss)
Mark-to-market from the investment in Banco Inter and related cost	(819,133)	(552,342)
Amortization of fair value adjustment (a)	(103,625)	(114,172)
Share-based compensation expenses (b)	(88,934)	(65,394)
Gain on previously held interest in associate	-	15,848
Other expenses (c)	4,461	(97,671)
Tax effect on adjustments	30,688	68,235
Consolidated net income (loss)	(605,231)	(575,895)

(a)	Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b)	Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation as well as non-recurring long term incentive plans.

(c)	Consists of the fair value adjustment related to associates call option, M&A and Bond issuance expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and organizational restructuring expenses.